SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 14D-9
(Rule 14d-101)
Solicitation/Recommendation Statement
Under Section 14(d)(4) of the Securities Exchange Act of 1934
(Amendment No. 1)
MEDAREX, INC.
(Name of Subject Company)
MEDAREX, INC.
(Name of Person Filing Statement)
Common Stock, $0.01 par value per share
(including the associated Series A Junior Participating Preferred Stock purchase rights)
(Title of Class of Securities)
583916101
(CUSIP Number of Class of Securities)
Howard H. Pien
President and Chief Executive Officer
707 State Road
Princeton, New Jersey 08540
(609) 430-2880
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of Person Filing Statement)
Copy to:
Scott F. Smith, Esq.
Stephen A. Infante, Esq.
Covington & Burling LLP
The New York Times Building
620 Eighth Avenue
New York, New York 10018
(212) 841-1000
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 1 (the “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) initially filed on July 28, 2009, by Medarex, Inc., a New Jersey corporation (“Medarex”). The Schedule 14D-9 relates to the tender offer by Bristol-Myers Squibb Company, a Delaware corporation (“BMS”), and Puma Acquisition Corporation, a New Jersey corporation and wholly-owned subsidiary of BMS (“Acquisition Sub”), pursuant to which Acquisition Sub has offered to purchase all of the outstanding shares of common stock, par value $0.01 per share, of Medarex, together with the associated rights to purchase Series A Junior Participating Preferred Stock of Medarex issued pursuant to the Rights Agreement, dated as of May 23, 2001, as amended, between Medarex and Continental Stock Transfer & Trust Company, that are not already owned by BMS and its subsidiaries at a price of $16.00 per Share, net to the selling shareholder in cash, without interest and less any required withholding taxes, upon the terms and conditions set forth in the Offer to Purchase dated July 28, 2009 and the related Letter of Transmittal, and described in a Tender Offer Statement on Schedule TO filed by BMS and Acquisition Sub with the Securities and Exchange Commission on July 28, 2009, as amended.
Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Schedule 14D-9.
Item 3. Past Contacts, Transactions, Negotiations and Agreements.
Item 3 of the Schedule 14D-9 is hereby amended and supplemented by adding to the third paragraph under the heading “Arrangements between Medarex and BMS and Acquisition Sub—Medarex Director and Executive Officer Relationships with and Securities Ownership in BMS” a new final sentence thereof as follows:
“On July 30, 2009, BMS entered into a retention agreement with Christian S. Schade, Senior Vice President, Finance and Administration, and Chief Financial Officer of Medarex, pursuant to which BMS will compensate Mr. Schade if he remains employed with Medarex from the Completion of the Merger through December 31, 2009.”
Item 8. Additional Information.
Item 8 of the Schedule 14D-9 is hereby amended and supplemented by restating the paragraph under the heading “Litigation” as follows:
“The following shareholder class action complaints have been filed in the United States District Court for the District of New Jersey by individuals purporting to be shareholders of Medarex in connection with the Offer and the Merger: (1) a complaint filed on July 23, 2009, by Kenneth Blumberg (which was amended on August 4, 2009) (the “Blumberg Complaint”); (2) a complaint filed on July 30, 2009, by James D. Blevins (the “Blevins Complaint”) and (3) a complaint filed on July 31, 2009, by Albert Halegoua (the “Federal Halegoua Complaint”). In addition, the following shareholder class action complaints have been filed in the Superior Court of New Jersey by individuals purporting to be shareholders of Medarex in connection with the Offer and the Merger: (1) a complaint filed on July 23, 2009, by Albert Halegoua (the “Halegoua Complaint”); (2) a complaint filed on July 23, 2009, by Raymond T. Hersh; (3) a complaint filed on July 23, 2009, by Christopher Jerjian (which was amended on July 29, 2009) (as amended, the “Jerjian Complaint”); (4) a complaint filed on July 24, 2009, by Natalie Gordon (which was amended on July 31, 2009) (as amended, the “Gordon Complaint”); (5) a complaint filed on July 24, 2009, by Michael Roth and Hildy Roth; (6) a complaint filed on July 28, 2009, by Ronald F. Sargent (which was amended on July 30, 2009); (7) a complaint filed on July 29, 2009, by Michael Dessoye; (8) a complaint filed on July 30, 2009, by Ralph Roelofsz; (9) a consolidated complaint, captioned Hersh et al. v. Pien et al., Docket No. C-71-09, filed on August 5, 2009; and (10) a complaint filed on August 4, 2009, by Bruce Dickson (the “Dickson Complaint,” and the complaints in clauses (1) through (10) of this sentence, collectively, the “Superior Court Complaints” and, together with the Blumberg Complaint, the Blevins Complaint and the Federal Halegoua Complaint, the “Complaints”). The Complaints name as defendants Medarex, the members of the Board and BMS. The Blevins Complaint, the Federal Halegoua Complaint, the Jerjian Complaint, the Gordon Complaint and the Dickson Complaint also name Acquisition Sub as a defendant. Each Complaint alleges that the members of the Board breached their fiduciary duties to Medarex’s shareholders in connection with the sale of Medarex and that BMS and, in the case of the Blevins Complaint, the Federal Halegoua Complaint, the Jerjian Complaint, the Gordon Complaint and the Dickson Complaint, Acquisition Sub and, in the case of each Complaint other than the Halegoua Complaint, Medarex aided and abetted the purported breaches of fiduciary duties. In addition, the Blumberg Complaint and the Federal Halegoua Complaint allege certain violations of the Exchange Act by Medarex, BMS and, in the case of the Federal Halegoua Complaint, Acquisition Sub. Each Complaint seeks to enjoin the Offer, in addition to seeking other equitable and monetary relief. With respect to each of the Complaints, Medarex believes that the plaintiffs’ allegations against Medarex and the Board lack merit and will contest them vigorously.”
Item 9. Exhibits.
Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following thereto:.

Exhibit No.	Description

(a)(11)	Frequently Asked Questions Regarding the Tender Offer Process, provided to Medarex employees, August 7, 2009

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Medarex, Inc.
By:	/s/ Ursula B. Bartels
	Name:	Ursula B. Bartels
	Title:	Senior Vice President, General Counsel and Secretary

Dated: August 7, 2009

EXHIBIT INDEX

Exhibit No.	Description

(a)(11)	Frequently Asked Questions Regarding the Tender Offer Process, provided to Medarex employees, August 7, 2009